VIA EDGAR

August 2, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Megan Akst

Re: Richtech Robotics Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted June 14, 2023

CIK No. 0001963685

Dear Ms. Akst:

Richtech Robotics Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 29, 2023, regarding our Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on June 14, 2023. Concurrently with the submission of this letter, the Company is filing a Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted June 14, 2023

Prospectus Summary, page 4

1.	We note your disclosure that you have entered into Master Service Agreements (“MSAs”) with “several” large enterprises. Please revise to define what constitutes an enterprise customer and percentage of MSAs and sales that are attributable to your enterprise customers for the periods presented.

Response: The Company respectfully advises the Staff that it has revised the disclosures on pages 4 and 48 of the Revised Registration Statement accordingly.

Material Contracts, page 48

2.	We note your disclosure that as part of your MSA with “one of the top casino companies in the United States” you expected to receive a $1 million purchase order in the first quarter of 2023. Please revise to disclose the status of the $1 million purchase order.

Response: The Company respectfully advises the Staff that it has revised the disclosures on page 48 of the Revised Registration Statement accordingly.

Notes to Financial Statements

Note 2. Summary of significant Accounting Policies

Stockholders’ Equity, page F-9

3.	We note your revised disclosures in response to prior comment 3 and you reference to ASC 805-10-55-3 (c) as it relates to the conversion of member units into common stock. Please tell us how you determined that this qualifies as a business combination transaction. Specifically address how you considered the guidance in ASC 805-10-15-4 (c) and ASC 805-50-15-6 and why you believe the conversion of member equity units to common stock does not qualify as a common control transaction. Alternatively, revise your disclosures as necessary. To the extent you determine this qualifies as a common control transaction, ensure that members equity is reflected in the fiscal 2021 financials statements and that you have properly reflected the reclassification of members equity during fiscal 2022 to paid-in-capital. Refer to ASC 805-50-45-4 and SAB Topic 4.B, by analogy.

Response: The Company respectfully advises the Staff that it has revised the disclosures on pages F-9 and F-22 of the Revised Registration Statement accordingly.

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We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Richard Anslow, Esq., at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhenwu Huang
Zhenwu Huang, Chief Executive Officer

cc:	Richard Anslow, Esq.
Ellenoff Grossman & Schole LLP